SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE 13d-2(a)

(Amendment No.3)

Heritage Commerce Corp
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

426927109
(CUSIP Number)

W. Kirk Wycoff Patriot Financial Partners, L.P. Cira Centre 2929 Arch Street, 27th Floor Philadelphia, Pennsylvania 19104 (215) 399-4650
(Name, Address, Telephone Number of Person Authorized to Receive Notices and Communications)

November 30, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d‑7(b) for other parties to whom copies are to be sent.

CUSIP No. 426927109	13D/A	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,157
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,157
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,157
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 426927109	13D/A	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners Parallel, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 545
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 545
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 545
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 426927109	13D/A	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,702
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,702
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,702
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON PN/HC (Control Person)

CUSIP No. 426927109	13D/A	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,702
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,702
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,702
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO (Limited Liability Company), HC (Control Person)

CUSIP No. 426927109	13D/A	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) W. Kirk Wycoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,000
	8	SHARED VOTING POWER 3,702
	9	SOLE DISPOSITIVE POWER 16,000
	10	SHARED DISPOSITIVE POWER 3,702
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,702
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 426927109	13D/A	Page 7 of 12 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ira M. Lubert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,702
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,702
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,702
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 426927109	13D/A	Page 8 of 12 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James J. Lynch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,702
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,702
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,702
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 426927109	13D/A	Page 9 of 12 Pages

Item 1.    Security and Issuer

This Amendment No. 3 (this "Amendment") amends and supplements the Amendment No. 2 to Schedule 13D filed on November 28, 2016 by the Patriot Financial Group relating to the common stock, no par value per share (the "Common Stock"), of Heritage Commerce Corp, a California corporation (the "Company" or the "Issuer"), whose principal executive offices are located at 105 Almaden Boulevard, San Jose, California 95113.

Except as otherwise specified in this Amendment, all previous Items are unchanged.  Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On November 30, 2016, Patriot Financial Partners, L.P. ("Patriot Financial") and Patriot Financial Partners Parallel, L.P. ("Patriot Parallel" and collectively, the "Funds") sold 500,000 shares of Common Stock at a weighted average price of $12.22 per share and on December 1, 2016, the Funds sold 2,833,502 shares of Common Stock at a weighted price of $12.2501 per share.  The sales were completed through open market, broker assisted transactions.

The Funds entered into the transaction described above in the ordinary course of business because of their belief that such transaction was in the Funds' best interests in accordance with their investment strategy, market conditions and other relevant factors.

Other than as described in this Item 4, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows;

The percentages used in this Amendment No. 3 to Schedule 13D are based upon 37,926,537 shares of Common Stock of the Company outstanding as of October 27, 2016, as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2016.

 (a) - (b) Patriot Financial Partners, L.P. possesses shared voting and dispositive power and beneficially owns 3,157 shares of restricted Common Stock previously granted to Mr. Wycoff as a director of the Company, or 0.0%, of the outstanding Common Stock.

Patriot Financial Partners Parallel, L.P. possesses shared voting and dispositive power and beneficially owns 545 shares of restricted Common Stock previously granted to Mr. Wycoff as a director of the Company, or 0.0%, of the outstanding Common Stock.

 Because (i) Messrs. Wycoff, Lubert and Lynch serve as general partners of the Funds and Patriot GP and as members of Patriot LLC, (ii) Patriot LLC serves as general partner of Patriot GP and (iii) Patriot GP serves as general partner of the Funds, each of Messrs. Wycoff, Lubert and Lynch, Patriot LLC and Patriot GP may be deemed to possess shared voting and dispositive power over the shares of Common Stock held by the Funds or 3,702 shares, or 0.0%, of the outstanding Common Stock. In addition, Mr. Wycoff, a director of the Company, was granted and holds stock options to acquire 16,000 shares of Common Stock at exercise prices of $5.16 for 4,000 shares, $6.39 for 4,000 shares, $6.57 for 4,000 shares and $8.07 for 4,000 shares. Mr. Wycoff is deemed to beneficially own 19,702 shares of Common Stock or 0.1% of the outstanding Common Stock.

CUSIP No. 426927109	13D/A	Page 10 of 12 Pages

(c)       The Funds have made the made the following sales of Common Stock in the open market during the last 60 days: on November 21, 2016, the Funds sold 1,000,000 shares at a weighted average price of $12.00 per share consisting of a sale by Patriot Financial of 852,698 shares of Common Stock at a weighted average price of $12.00 and a sale by Patriot Parallel of 147,302 shares of Common Stock at a weighted average price of $12.00. On November 28, 2016, the Funds sold 100,000 shares at a weighted average price of $12.50 per share consisting of a sale by Patriot Financial of 85,270 shares of Common Stock at a weighted average price of $12.50 and a sale by Patriot Parallel of 14,730 shares of Common Stock at a weighted average price of $12.50.  On November 30, 2016, the Funds sold 500,000 shares at a weighted average price of $12.22 per share consisting of a sale by Patriot Financial of 426,349 shares of Common Stock at a weighted average price of $12.22 and a sale by Patriot Parallel of 73,651 shares of Common Stock at a weighted average price of $12.22.  On December 1, 2016, the Funds sold 2,833,502 shares at a weighted average price of $12.2501 per share consisting of a sale by Patriot Financial of 2,416,083 shares of Common Stock at a weighted average price of $12.2501 and a sale by Patriot Parallel of 417,419 shares of Common Stock at a weighted average price of $12.2501.

(d)        Not applicable.

(e)        Not applicable.

Item 7.	Material to Be Filed as Exhibits

1
Joint Filing Agreement, dated as of June 25, 2010, by and among Patriot Financial Partners, L.P., Patriot Financial Partners Parallel, L.P., Patriot Financial Partners GP, L.P., Patriot Financial Partners GP, LLC, W. Kirk Wycoff, Ira M. Lubert and James J. Lynch*

2
Securities Purchase Agreement, dated June 18, 2010, by and among Heritage Commerce Corp, Patriot Financial Partners, L.P., Patriot Financial Partners Parallel,  L P. and certain other investors (incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K/A filed on September 2, 2010).*

3
Registration Rights Agreement, dated June 18, 2010, by and among Heritage Commerce Corp, Patriot Financial Partners, L.P., Patriot Financial Partners Parallel, LP. and certain other investors (incorporated by reference to Exhibit 10.2 of the Issuer's Current Report on Form 8-K filed on June 22, 2010).*

4
Venture Capital Operating Company Agreement, dated June 18, 2010, by and among Heritage Commerce Corp, Patriot Financial Partners, L.P. and Patriot Financial Partners Parallel, L.P. (incorporated by reference to Exhibit 4 of the Schedule 13D filed on June 25, 2010 by the Patriot Financial Group).*

CUSIP No. 426927109	13D/A	Page 11 of 12 Pages

5
Exchange Agreement, dated September 12, 2016, by and between Heritage Commerce Corp and Patriot Financial Partners, L.P. (incorporated by reference to Exhibit 10.2 of the Issuer's Current Report on Form 8-K filed on September 13, 2016).*

6.
Exchange Agreement, dated September 12, 2016, by and between Heritage Commerce Corp and Patriot Financial Partners Parallel, L P. (incorporated by reference to Exhibit 10.3 of the Issuer's Current Report on Form 8-K filed on September 13, 2016).*

7.	Form of Restricted Stock Agreement for 2013 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Issuer's Form S-8 filed on July 15, 2013).*

__________
* Previously filed.

CUSIP No. 426927109	13D/A	Page 12 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 2, 2016

PATRIOT FINANCIAL PARTNERS, L.P.

By:	/s/W. Kirk Wycoff
W. Kirk Wycoff, a member of Patriot Financial Partners GP, LLC, the general partner of Patriot Financial Partners GP, L.P., the general partner of Patriot Financial Partners, L.P.

PATRIOT FINANCIAL PARTNERS PARALLEL, L.P.

By:	/s/W. Kirk Wycoff
W. Kirk Wycoff, a member of Patriot Financial Partners GP, LLC, the general partner of Patriot Financial Partners GP, L.P., the general partner of Patriot Financial Partners Parallel, L.P.

PATRIOT FINANCIAL PARTNERS GP, L.P.

By:	/s/W. Kirk Wycoff
W. Kirk Wycoff, a member of Patriot Financial Partners GP, LLC., the general partner of Patriot Financial Partners GP, L.P.

PATRIOT FINANCIAL PARTNERS GP, LLC

By:	/s/W. Kirk Wycoff
W. Kirk Wycoff, a member

/s/W. Kirk Wycoff
W. Kirk Wycoff

/s/Ira M. Lubert
Ira M. Lubert

/s/James J. Lynch
James J. Lynch